UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces investments in refining and petrochemicals in Rio de Janeiro
—

Rio de Janeiro, July 3, 2025 – Petróleo Brasileiro S.A. – Petrobras announces that approximately R$33 billion in investments are planned for refining and petrochemical projects in Rio de Janeiro, of which R$29 billion in Petrobras Capex and R$4 billion in another project that operates in synergy with Petrobras assets.

The implementation of the integration projects of the Boaventura Energy Complex (Itaboraí – RJ) and Reduc (Duque de Caxias – RJ) involves an estimated investment of R$26 billion. This amount is included in the 2025-2029 Business Plan (PN 2025-2029), and service packages for the projects are currently in the bidding phase.

This new structure will increase S-10 diesel production by 76 thousand barrels per day (bpd), 56 thousand of which from quality improvements and 20 thousand from additional capacity. The project also provides for a 20 thousand bpd increase in jet fuel production capacity and a 12 thousand bpd increase in Group II lubricating oil production.

The project also includes a dedicated Bio Jet Fuel plant at the Boaventura Complex, with a production capacity of 19 thousand bpd of renewable fuels (Hydrotreated Vegetable Oil – HVO and Sustainable Aviation Fuel - SAF); and two gas-fired power plants at the Boaventura Complex, which will participate in capacity reserve auctions. The engineering project for the power plants has been approved, and the units will leverage synergies with the infrastructure of the Itaboraí Natural Gas Processing Unit (UPGN).

A lubricant oil re-refining project with a capacity of 30 thousand m³/month (6.3 thousand bpd) is also under evaluation at Reduc. With the operation of the Boaventura Complex for Group II lubricant oil production, Reduc may repurpose existing units to re-refine used oil, applying the circular economy concept to generate high-value products from waste. The co-processing test has already been authorized by ANP and is expected to take place this year.

Decarbonization at Reduc

Reduc has successfully completed a test for producing the first jet fuel with renewable content (SAF) through co-processing, reaching up to 1.2% corn oil in jet fuel production. ANP authorization has already been granted, and commercial production at Reduc is scheduled to begin in the next few months, with a capacity of up to 50 thousand m³/month (10 thousand bpd).

Reduc already produces Diesel R5, with 5% renewable content, and has received ANP authorization to begin testing a new 7% blend for Diesel R7 production. These initiatives reinforce Petrobras’ commitment to the decarbonization of its products and the just energy transition.

With a focus on modernization and energy efficiency, Petrobras plans to build a new thermal power plant at Reduc to replace obsolete steam and power generation equipment, with expected investments of R$860 million, enhancing reliability and bringing the refinery up to the highest international efficiency standards.

Investments of up to R$2.4 billion in maintenance shutdowns at Reduc are also planned from 2025 to 2029, to ensure the integrity, reliability, and safety of the facilities. Major shutdowns are scheduled for 2026 in the delayed coking and hydrotreatment units of the refinery.

Petrochemicals

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that reflect the expectations of the Company's officers. The terms “anticipates,” “believes,” “expects,” “predicts,” “intends,” “plans,” “projects,” “aims,” “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

In the petrochemical segment, a study for the production of acetic acid and monoethylene glycol (MEG) is under evaluation at the Boaventura Complex. Acetic acid is an important raw material for the production of paint, PET, and the broader chemical industry. Brazil currently imports its entire acetic acid demand and complements MEG demand with imports.

In addition to Petrobras’ projects in the region, Braskem, a Petrobras affiliate, is planning to expand its polyethylene plant, increasing the unit’s production capacity by up to 230 thousand tons per year. The project, which uses part of the natural gas processed at Route 3 of the Boaventura Complex, is budgeted at around R$4 billion and remains subject to the necessary approvals by Braskem’s governance bodies.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that reflect the expectations of the Company's officers. The terms “anticipates,” “believes,” “expects,” “predicts,” “intends,” “plans,” “projects,” “aims,” “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer